SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8 (a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:  IQ Rising Rate Fund Inc.

Address of Principal Business Office (No. & Street, City, State Zip Code)

c/o The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Telephone Number (including area code)

(609) 282-2021

Name and address of agent for service of process:

The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Copies to:

Phillip S. Gillespie First Vice President and Counsel IQ Investment Advisors LLC 800 Scudders Mill Road Plainsboro, NJ 08536	Margery K. Neale, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

YES    ☒                     NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the State of New York on the 14th day of June, 2004.

IQ Rising Rate Fund Inc.

By:	/S/ MITCHELL M. COX
Mitchell M. Cox
Sole Director

Attest:	/S/ PHILLIP S. GILLESPIE
Phillip S. Gillespie
Secretary